SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Gladstone Commercial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

376536108

(CUSIP Number)

12/31/2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.
(1)	Names of reporting persons. Zirkin-Cutler Investments Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 537,555
(7) Sole dispositive power 0
(8) Shared dispositive power 537,555
(9)	Aggregate amount beneficially owned by each reporting person 537,555
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9 6.247%
(12)	Type of reporting person (see instructions) IA

Item 1.

Item 1(a) Name of issuer: Gladstone Commercial Corporation

Item 1(b) Address of issuer’s principal executive offices: 1521 Westbranch Drive Suite 200 McLean Virginia 22102

Item 2.

2(a) Name of person filing: Zirkin-Cutler Investments Inc.

2(b) Address or principal business office or, if none, residence: 3 Bethesda Metro Centre, Suite 840, Bethesda, MD 20814

2(c) Citizenship: United States

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 376536108

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or dealer registered under Section 15 of the Act;

b.	☐	Bank as defined in Section 3(a)(6) of the Act;

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: 537,555

b.	Percent of class 6.247%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote 0

ii.	Shared power to vote or to direct the vote 537,555

iii.	Sole power to dispose or to direct the disposition of 0

iv.	Shared power to dispose or to direct the disposition of 537,555

Item 10. Certifications

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2011

Signature /s/ Jeffrey W. Durkee

Name/Title Jeffrey W. Durkee, Chairman of the Board

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.